Selga Inc.

3201 Henderson Mill Rd Apt 27D

Atlanta GA 30341

April 21, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Selga Inc. Amendment No. 1 to

Registration Statement on Form S-1 filed April 6, 2010

Filing No. 333-165091

Dear: Catherine T. Brown

In response to your letter dated April 20, 2010 which included comments regarding our Amendment No. 1 to Registration Statement on Form S-1 filed April 6, 2010, we have prepared the following responses:

Prospectus Cover Page

Comment: 1

We reviewed your response to comment one in our letter dated March 22, 2010 and reissue this comment. In this regard, please compare the following statements in the first paragraph:

• “The shares will be offered at a fixed price of$.01 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days.”

• “We may, at our discretion, extend the offer up to an additional two (2) years from the date this offering is declared effective.”

Response:

We deleted a statement “We may, at our discretion, extend the offer up to an additional two (2) years from the date this offering is declared effective” throughout the Amendment No. 2 to Registration Statement on Form S-1.

Risk Factors, page 6

We will incur ongoing cost and expenses for SEC reporting and compliance…, page 10

Comment: 2

We reviewed your response to comment seven in our letter dated March 22, 2010 and reissue this comment. It appears that you continue to reference inconsistent cost associated with your registration statement. In some places you refer to $8,500 and in other places you continue to refer $10,000. See for example, your disclosure in your Prospectus Summary on page 5. Please revise or advise.

Response:

We changed the cost associated with your registration statement from $8,500 to $10,000 throughout the Amendment No. 2 to Registration Statement on Form S-1.

Dilution, page 12

Comment: 3

We received you response to comment nine in our letter dated March 22, 2010 and reissue this comment in part. Under this heading you revised your disclosure to state that “after completion of this offering, if 6,000,000 shares are sold, investors in this offering will own 37.5% of the total number of shares than outstanding for which you will have made cash investment of $60,000, or $0.01 per share.” To avoid confusion, please revise (1) to delete “you” and instead refer to “they” or investors in the offering,” and (2) to indicate that both the ownership and cash investment are in the aggregate. Please make similar revisions in the seventh paragraph under this heading.

Response:

We deleted “you” and instead referred to “they”. We indicated that both the ownership and cash investment are in the aggregate. We made similar revisions in the seventh paragraph under this heading.

Description of the Business, page 18

Agreement with Selga Auto LLC, page 19

Comment: 4

We reviewed your response to comment 14 in our letter dated March 22, 2010. Please revise your prospectus to disclose the information provided in your response to this comment. In addition, given Mr. Petusko’s role at both the company and Selga Auto LLC and the fact that both organizations appear to compete for the same type customers and business, please disclose Mr. Petusko’s obligation to present customers and other business opportunities.

Response:

On April 27, 2010, Mr. Petusko resigned as the Chief Executive Officer and a manager of Selga Auto LLC, and no longer manages any activities of Selga Auto LLC and no longer owes any fiduciary duties to Selga LLC or Selga LLC’s security holders.  Selga Auto LLC has two security/membership holders, one of whom is Mr. Petusko.

Though not an officer or manager of Selga LLC, Mr. Petusko hold a 50% membership interest in Selga Auto LLC and is therefore, entitled to receive 50% of the net profits of Selga Auto LLC distributed to Selga Auto LLC’s membership/security holders.

Additionally, on April 27, 2010, Selga Inc.’s agreement with Selga LLC was amended to provide that, in the event that Selga Auto LLC and Selga Inc. bid for the purchase of the same automobile or otherwise compete, then Selga Auto LLC must immediately withdraw its bid and not compete with Selga Inc. for the purchase of such automobile and not otherwise compete with Selga Inc.

 Please see pages 5, 8, 19, 22 and 23 of the redlined Amendment No. 2 to the Form S-1.

Report of Independent Registered Public Accounting Firm, page F-1

Comment: 5

We note your response to comment 21 in our letter dated March 22, 2010 that your auditor revised his report to refer to the Company a development stage company; however, we are not able to locate the revision. Please explain or revise.

Response:

Our auditor has revised his report to refer to the Company as a development stage company.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/s/ Olegs Petusko______

Olegs Petusko, President

3